Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NexGen Energy Ltd.

We consent to the use of our reports, each dated February 25, 2022, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-253512) on Form F-10/A of NexGen Energy Ltd.

//s// KPMG LLP

Chartered Professional Accountants

February 25, 2022

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.